

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

May 9, 2007

<u>**Via Facsimile 360-666-6483 and U.S. Mail**</u>

Stephen Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re: Alaska Air Group, Inc.
PREC14A filed on May 1, 2007 by Richard D. Foley, Stephen Nieman,
Terry K. Dalton and Carl L. Olson
SEC File No. 1-08957

Dear Mr. Nieman:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Note that we have questions concerning the method of dissemination of your proxy statement and other matters which we believe should be addressed immediately before commenting on the specifics of the disclosure in your proxy statement. Our comments relating to those matters appear below. We are likely to have additional comments on disclosure issues relating to your proxy materials, which comments will be addressed in a separate correspondence.

All defined terms used in this letter have the same meaning as in your proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PREC14A filed May 1, 2007

General

1.   In your response letter, tell us how you are communicating with AAG shareholders other than through your Web site at www.votepal.com. That is, are you personally contacting shareholders via e-mail, fax, telephone or other forms

of personal contacts regarding your solicitation? If so, tell us how and when these contacts occurred and the substance of the communications. We may have additional comments.

2.   See comment 1 above. As you may know, in January 2007, the Commission adopted amendments to the proxy rules allowing shareholders and issuers to "take greater advantage of communications technology by supplementing the existing regulatory framework with an alternative 'notice and access' proxy model…" See Release No. 34-55146 (effective March 30, 2007). These rule amendments permit a person soliciting proxies to post a proxy statement on a Web site, provided certain conditions are met. One of these conditions is that the person posting proxy materials in reliance on the new notice and access model must send a "Notice of Internet Availability of Proxy Materials" to shareholders within certain time limits established by the new rules. Note that although the proposing release issued in December 2005 (Release No. 34-52926) proposed an "electronic-only" option for furnishing a proxy statement by posting it on a Web site only without sending a notice to shareholders, this model was not adopted. Although the rule amendments have been adopted by the Commission, the adopting release states that "[p]ersons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007." In your response letter, tell us whether you sent or otherwise communicated to shareholders the existence of your proxy statement on the Web site www.votepal.com (or any other Web site on which those materials are posted). If so, describe the contents of the notice and how it was disseminated to AAG shareholders. In addition, provide your analysis as to why you believe the method of dissemination upon which you rely to deliver this proxy statement and proxy card are permissible under our existing rules and interpretative guidance. See Release No. 33-7233 (Oct. 6, 1995).

3.   See comments 1 and 2 comment above. Are you posting messages in Internet message boards or chat rooms regarding this solicitation? If so, provide the information requested above as to those communications. We may have additional comments.

4.   See comments 1, 2 and 3 above. How did you post or otherwise disseminate the "announcement" that your proxy solicitation had commenced? This announcement was filed on EDGAR as definitive additional materials on May 1, 2007. We may have additional comments.

5.   Your proxy statement indicates that the Challengers' proxy statement and card are posted on www.votepal.com. However, we are only able to access the first page of the proxy statement at that location. Please advise.

6.   You are soliciting proxies to vote in favor of certain shareholder proposals propounded by you which are not included in AAG's definitive proxy statement. Revise your proxy statement to describe how you will vote upon these matters if

they are not called for a vote at the annual meeting, or otherwise describe how you may seek to call for a vote on these matters.

7.   Throughout the proxy statement, you describe certain matters to be voted upon (such as your shareholder proposals) and then conclude each section with the following advisory: "For further information, see www.votepal.com." Note that all information about the solicitation required by Schedule 14A and the proxy rules must be included in the proxy statement. Moreover, referring shareholders to a Web site which contains much information not relevant to the solicitation without a more specific reference is not helpful to direct them to the specific information relevant to the applicable proposal or other matter to be voted upon. In addition, see our comments above regarding your ability to post your proxy statement on the Web site, without more, as a valid means of soliciting shareholders.

8.   In the proxy statement, you note that beneficial holders of AAG common stock seeking to vote for the Challengers must request a legal form of proxy which releases their shares to be voted by the beneficial holder rather than ADP, a broker or banker. Clarify where (*i.e.*, from whom) shareholders should request the legal form of proxy you describe.

9.   Refer to your reference to "SEC-Qualified Candidates" on page 9 of your proxy statement. Please immediately delete the reference to "SEC-Qualified," since as you know we do not sanction or otherwise approve any candidates for the board of directors of any company.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

- such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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Please amend your filing in response to these comments and respond to the requests for additional information in your response letter. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions